Exhibit 99.1

JA Solar Signs 47 MW Supply Agreement With UK PV Installer A Shade Greener; Shipments Commence in August

SHANGHAI, China, Aug. 7, 2012 (GLOBE NEWSWIRE) — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it has signed a supply agreement with A Shade Greener (“ASG”), a UK-based PV installer and the largest installer of free solar panels to the residential market in the United Kingdom. Under the terms of the agreement, the Company will supply ASG with 47 MW of high-quality, high-efficiency crystalline solar modules. Shipments commenced this month.

“ASG’s unique business model is driving real growth in the UK installation market and we’re pleased to partner with them to support their development,” said Dr. Peng Fang, CEO of JA Solar. “Our modules are ideally suited to the rooftop market, and the reputation we share with ASG for providing customers with high-quality, high-efficiency products makes us a perfect match. This is one of our largest sales agreements to date in the UK and we look forward to working with ASG to meet the energy needs of an ever greater number of UK customers.”

“JA Solar’s reputation for providing high-quality, high-efficiency products makes this an ideal partnership for us,” said Stewart Davies, chairman of ASG. “We aim to provide our customers with unrivalled product quality and reliability, which is why it’s so important that we select the right manufacturing partners to work with. We look forward to working with JA Solar to meet the demand for rooftop installations in the UK.”

ASG currently carries out an average of 400 residential installations per week across the United Kingdom.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules that it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

The JA Solar Holdings Co., Ltd. logo is available at
http://www.globenewswire.com/newsroom/prs/?pkgid=8631

About A Shade Greener

A Shade Greener is one of the largest installers of PV Solar modules to residential properties in the UK with installations on more than 11,000 homes to date. A Shade Greener provides installations free of charge to the householder to allow them to enjoy free solar electricity whilst A Shade Greener benefits from Feed in Tariff payments. With design, installation, purchasing and finances all managed and originating in-house A Shade Greener is well placed to benefit from the stable and attractive tariff system for Solar in the UK.

CONTACT: In China

Martin Reidy
Brunswick Group
Tel: +86-10-5960-8600
E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng
Brunswick Group
Tel: +1-212-333-3810
E-mail:jasolar@brunswickgroup.com